

Mail Stop 3561

January 7, 2009

Dempsey Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

Re: China Holdings, Inc.
        Item 4.01 Form 8-K
        Filed September 24, 2008
        File No. 0-25997

Dear Mr. Mork:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

                            Sincerely,

                            Ryan C. Milne
                            Accounting Branch Chief

cc: China Holdings, Inc.
      Fax: (760) 400-3026